SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

1.	a press release announcing unaudited 2012 second-quarter financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on August 20, 2012;

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited Second-Quarter 2012 Financial Results
•  Revenues Meet Guidance and Adjusted Net Income Exceeds Guidance
●  FIS Business Line Returns to Growth

BEIJING, August 20, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China, today announced unaudited financial results for the second quarter ended June 30, 2012.

Second-Quarter Financial and Operating Highlights:

•	Net revenues were $62.1 million in the second quarter of 2012, an increase of 4.5% from $59.4 million in the second quarter of 2011 and an increase of 8.7% from the first quarter
•	EAS revenues declined 1.9% year-over year due to lower sales in the resources and energy segment alongside an uncertain China macroeconomic environment
•	FIS revenues increased 20.0% year-over-year due to higher customer activity and the restoration of delivery capabilities
•	Gross profit was $16.2 million, as compared to $19.0 million in the year-ago quarter and as compared to $12.7 million in the first quarter
•	Adjusted operating income1 was $4.5 million, as compared to adjusted operating income of $8.8 million in the year-ago quarter and as compared to $0.6 million in the first quarter
•
Adjusted net income1 attributable to Camelot was $3.5 million, as compared to $8.0 million in the year-ago quarter and exceeding guidance of $3.2 million and as compared to $1.4 million in the first quarter

•	Announced a definitive agreement with Wuhan Iron and Steel Engineering Technologies

1	For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Group Co., Ltd., the technology subsidiary of Wuhan Iron and Steel Group, to create a joint venture named Wuhan Steel Camelot Information Systems Co. designed to create a platform upon which to develop and grow the IT application business for the iron and steel industry

“Camelot’s performance in the second quarter of 2012 reflects a return to double-digit growth in our FIS business line.  We achieved growth in most categories of our Enterprise Application Services business line despite an uncertain China macroeconomic environment.  In the second quarter, we launched our FIS consulting practice. We were pleased to have met our revenue guidance and exceeded our adjusted net-income guidance in the quarter,” commented Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer. “As our core service offerings continue to evolve, we expect that they will continue to offer many opportunities for us to provide mission-critical and customized solutions to our clients. In the second half, we will increase our focus on operational efficiency and accelerate the improvement of our business structure and competitiveness.”

Second-Quarter 2012 Financial Results

Net revenues for the second quarter ended June 30, 2012 increased 4.5% to $62.1 million from $59.4 million in the year-ago quarter.

Net Revenues by Business Line (in thousands, except percentage)

Business Line	Three Months Ended June 30, 2012		Three Months Ended June 30, 2011
Enterprise application services	$41,213	66.4%	$42,004	70.7%
Financial industry IT services	20,873	33.6%	17,398	29.3%
Total net revenues	62,086	100.0%	59,402	100.0%

Enterprise Application Services (EAS) revenues decreased 1.9% year-over-year to $41.2 million in the quarter but increased 4.8% from the prior quarter. The decrease in quarterly EAS revenues was primarily due to lower revenues from resource and energy customers. EAS revenues amounted to 66.4% of net revenues in the quarter. FIS revenues increased 20.0% year-over-year to $20.9 million and increased 17.2% from the prior quarter. FIS revenues accounted for 33.6% of the quarter’s net revenues.

Cost of revenues increased 13.5% to $45.9 million from $40.4 million in the year-ago quarter.  Adjusted cost of revenues increased 14.7% to $45.8 million from $39.9 million in the year-ago quarter. Cost of revenues increased faster than net revenues due to increased headcount. Adjusted cost of revenues excludes $19,000 of share-based compensation expense and $32,000 of acquisition-related intangible expense.

Gross profit decreased 14.5% to $16.2 million from $19.0 million in the year-ago quarter.  Adjusted gross profit decreased 16.4% to $16.3 million from $19.5 million in the year-ago quarter.   The gross margin was 26.1% in the quarter, as compared to 31.9% in the year-ago quarter.  The adjusted gross margin was 26.2%, as compared to 32.8% in the year-ago quarter.

Operating expenses were $12.7 million in the quarter, as compared to $15.3 million in the year-ago quarter. Adjusted operating expenses were $11.7 million, representing a 9.8% increase over $10.7 million in the year-ago quarter.  Operating expenses declined year over year due to several one-time lower expenses.

Operating income was $3.5 million, as compared to $3.7 million in the year-ago quarter. Adjusted operating income was $4.5 million, as compared to adjusted operating income of $8.8 million in the year-ago quarter.

Net income attributable to Camelot for the second quarter of 2012 was $2.4 million, as compared to $2.9 million in the year-ago quarter.  Adjusted net income attributable to Camelot for the second quarter of 2012 was $3.5 million, as compared to $8.0 million in the year-ago quarter.

First-Half 2012 Financial Results

In the second quarter of 2012, net revenues increased 5.5% to $119.2 million from $113.0 million in the first half of 2011.  Revenues in the EAS business line in the first half were $80.5 million, an increase of 3.1% from $78.1 million in the year-ago period.  Revenues in the FIS business line were $38.7 million in the first half, an increase of 11.0% from $34.8 million the year-ago period.  Gross profit was $28.9 million in the first half, as compared to $32.9 million in the year-ago period.  The gross margin was 24.3% in the first half, as compared to 29.1% in the year-ago period.

Operating income was $1.9 million in the first half, as compared to $6.5 million in the year-ago period.  The operating margin was 1.6% in the first half, as compared to 5.7% in the year-ago period.  Non-GAAP operating income was $5.2 million in the first half, as compared to $14.3 million in the year-ago period.  The non-GAAP operating margin was 4.3% in the first half, as compared to 12.7% in the year-ago period.

Net income attributable to Camelot was $1.6 million in the first half of 2012, as compared to $5.2 million in the year-ago period, or $0.03 per diluted ADS as compared to $0.11 in the year-ago period.  Adjusted net income attributable to Camelot was $4.9 million, or $0.10 per ADS, in the first half, as compared to $13.1 million, or $0.27 per ADS, in the year-ago period.

Balance Sheet and Cash Flow

As of June 30, 2012, the Company had $69.1 million in cash, cash equivalents and term deposits, as compared to $102.4 million in cash, cash equivalents and term deposits as of December 31, 2011. The decrease was mainly due to a $27.1 million increase in accounts receivable, $8.1 million of repayment of bank borrowing, $3.5 million of investment in a consulting business and $5.1 million of payment of contingent consideration for business acquisitions, offset by $11.1 million in maturity of term deposits in the first six months of 2012.

In the second quarter of 2012, the Company did not repurchase any shares.

Days’ sales outstanding2 (“DSO”) were 205 days for the second quarter of 2012, as compared to 181 days in the prior quarter, with the increase attributable to changes in customer remittance patterns in the EAS business line and changes in FIS payment schedules including extended payment periods.

Employees

The Company’s headcount increased to 5,707 as of June 30, 2012, versus 5,246 at the end of the first quarter of 2012, which included 4,960 information technology (IT) professionals. Of the IT professionals, EAS employee headcount was 2,311, and FIS employee headcount was 2,649.

Recent Events

On June 11, 2012, Camelot announced that Mr. Ching-Hua (Brett) Ho retired from the Board and as COO and accepted a new position to serve as a consultant to the Company.  Mr. Yuhui Wang, an IT services industry veteran with more than 20 years’ experience in the banking sector and CEO of Camelot Financial Information Technology Services Co., Ltd. (“CFITS”), was appointed Director of the Board.  Ms. Heidi Chou, General Manager, was named Co-president.

Business Outlook

Third Quarter of 2012

Camelot expects net revenues in the third quarter of 2012 of approximately $70 million, representing a 28.5% increase from the third quarter of 2011.

In addition, Camelot expects third-quarter 2012 adjusted net income attributable to Camelot of approximately $6.3 million.

Full-Year 2012

For full-year 2012, Camelot continues to expect net revenues of approximately $266 million, representing a 17.1% increase from the prior year.

Camelot also continues to expect full-year 2012 adjusted net income attributable to Camelot of approximately $18 million, representing a 17.0% increase from the prior year.

Conference-Call Information
Camelot senior management will host a conference call at 8:00 a.m. (U.S. Eastern Daylight Time) /

2
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues is for the 12 months ended June 30, 2012.

5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Monday, August 20, 2012 to discuss the Company’s second-quarter 2012 financial results.

The conference call may be accessed by calling:
US Toll free:	800.510.9661
US Toll / International:	617.614.3452
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 1713
North China toll free / China Netcom:	10 800 713 1756
China toll:	86 4008811630
Taiwan toll free:	00801148420

Passcode: 91974695

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until Monday, August 27, 2012:

US Toll free:	888-286-8010
US Toll / International:	617-801-6888

Passcode: 92629279

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2010 revenue and by the number of SAP consultants as of December 31, 2010. Camelot also ranked as number-one in the banking testing market in 2010, according to IDC.  Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$34,155	$57,128
Term deposits	34,994	45,318
Restricted cash	909	4,626
Billed accounts receivable	46,534	47,834
Unbilled accounts receivable	114,905	87,212
Other current assets	19,737	19,659
Total current assets	251,234	261,777

Property and equipment, net	4,411	4,673
Goodwill and other intangible assets	49,015	46,248
Other long-term assets	2,417	2,698
Total assets	307,077	315,396

Liabilities and shareholders' equity
Current liabilities
Consideration payable in connection with business acquisition	–	5,132
Contingent consideration in relation to business acquisition	2,919	–
Other current liabilities	64,357	71,099
Total current liabilities	67,276	76,231

Contingent consideration in relation to business acquisition	–	2,822
Other non-current liabilities	4,368	4,255
Total liabilities	71,644	83,308

Equity (a)	235,433	232,088

Total liabilities and equity	307,077	315,396

Note: As of June 30, 2012, there 182,762,475 ordinary shares issued and 177,621,367 outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Comprehensive Income (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net revenues	$62,086	$59,402	$119,209	$112,968
Cost of revenues(1)(2)	(45,869)	(40,429)	(90,298)	(80,071)
Gross profit	16,217	18,973	28,911	32,897
Selling and marketing(1)(2)	(3,493)	(5,970)	(8,102)	(9,240)
General and administrative(1)(2)	(7,401)	(7,715)	(15,385)	(14,135)
Research and development costs	(1,797)	(1,301)	(3,464)	(2,147)
Changes in fair value of contingent consideration for acquisition	(50)	(303)	(97)	(910)
Total operating expense	(12,741)	(15,289)	(27,048)	(26,432)
Government subsidies	–	–	–	4
Income from operations	3,476	3,684	1,863	6,469
Interest expense	(54)	(259)	(146)	(495)
Interest income	210	222	559	461
Income before provisions for income tax	3,632	3,647	2,276	6,435
Income tax expense	(758)	(756)	(465)	(1,256)
Net income	2,874	2,891	1,811	5,179
Noncontrolling interest	(460)	(7)	(235)	39
Net income attributable to Camelot Information Systems Inc.(3)	2,414	2,884	1,576	5,218

Earnings per share:
Basic-ordinary shares	$0.01	$0.02	$0.01	$0.03
Diluted-ordinary shares	$0.01	$0.01	$0.01	$0.03

Earnings per ADS:
Basic-ADSs	$0.05	$0.06	$0.04	$0.12
Diluted-ADSs	$0.05	$0.06	$0.03	$0.11

Weighted average shares outstanding:
Basic-ordinary shares	177,621,367	181,401,785	177,621,367	181,072,244
Diluted-ordinary shares	186,288,689	194,844,625	186,302,302	195,480,592

Weighted average ADSs outstanding:
Basic-ADSs	44,405,342	45,350,446	44,405,342	45,268,061
Diluted-ADSs	46,572,172	48,702,656	46,575,575	48,841,867

Net income	2,874	2,891	1,811	5,179
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	(1,717)	2,859	(1,649)	3,822
Comprehensive income	1,157	5,750	162	9,001
Less: comprehensive income attributable to the noncontrolling interest	(447)	(16)	(230)	34
Comprehensive income attributable to Camelot Information Systems Inc.	710	5,734	(68)	9,035

(1) Includes the following amounts of share-based compensation expenses for the periods indicated

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Cost of revenues	$19	$28	$43	$56
Selling and marketing	430	2,984	1,517	3,140
General and administrative	39	339	537	808
Total share-based compensation expenses	488	3,351	2,097	4,004

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Cost of revenues	$32	$461	$64	$916
Selling and marketing	417	904	898	1,877
General and administrative	71	69	142	137
Total acquisition-related intangible amortization expenses	520	1,434	1,104	2,930

(3) The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net income attributable to Camelot Information Systems Inc. (U.S. GAAP)	$2,414	$2,884	$1,576	$5,218
Share-based compensation	488	3,351	2,097	4,004
Acquisition-related intangible amortization	520	1,434	1,104	2,930

Changes in fair value of contingent consideration	50	303	97	910
Total adjusted amounts	1,058	5,088	3,298	7,844
Adjusted net income attributable to Camelot Information Systems Inc.	3,472	7,972	4,874	13,062

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)

	Three-Month Periods Ended June 30,		Six-Month Periods Ended June 30,
	2012	2011	2012	2011
Cash flow from operating activities:
Net income	$2,874	$2,891	$1,811	$5,179
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	257	280	522	552
Amortization of intangible assets	818	1,481	1,508	3,026
Provision for account receivable	(362)	–	(791)	–
Provision for other current assets	633	1,231	633	1,231
Share-based compensation	488	3,351	2,097	4,004
Gains on disposal of property and equipment	(7)	(2)	11	7
Change in fair value of contingent consideration for acquisition	50	303	97	910
Changes in operating assets and liabilities:
Accounts receivable	(19,409)	(17,695)	(27,072)	(20,214)
Deferred income taxes	(112)	(248)	370	(408)
Other assets	193	(545)	(452)	(2,694)
Accounts payable	4,430	2,137	1,744	(229)
Other liabilities	4,948	3,788	(2,045)	(2,213)
Net cash used in by operating activities	(5,199)	(3,028)	(21,567)	(10,849)

Cash flows from investing activities:
Purchase of term deposits	(330)	(2)	(1,063)	(40)
Maturity of deposits	316	–	11,084	–
Restricted cash	170	1,649	3,728	(6,175)
Proceeds from disposal of property and equipment	–	5	4	18
Purchase of property and equipment	(170)	(272)	(311)	(518)
Purchase of businesses, net of cash acquired	–	–	(3,500)	(11,430)
Purchase of intangible assets and other asset	(966)	–	(1,022)	–
Net cash provided by (used in) investing activities	(980)	1,380	8,920	(18,145)

Cash flows from financing activities:
Proceeds from bank borrowing	337	173	2,881	7,667
Repayment of bank borrowing	(622)	(1,350)	(8,127)	(3,440)
Repurchase of ordinary shares	–	(2,981)	–	(2,981)
Payment of professional fee related to initial public offering	–	(636)	–	(964)
Payment of reimbursable issuance cost related to follow-on offering	–	(168)	–	498

Payment of contingent consideration and deferred consideration for business acquisitions	(3,151)	(4,724)	(5,100)	(4,724)
Proceeds from stock option exercises	–	1,203	–	1,203
Net cash used in financing activities	(3,436)	(8,483)	(10,346)	(2,741)

Effect of foreign exchange rate changes	(11)	428	20	611

Net decrease in cash and cash equivalents	(9,626)	(9,703)	(22,973)	(31,124)
Cash and cash equivalents, beginning of period	43,781	118,935	57,128	140,356
Cash and cash equivalents, end of period	34,155	109,232	34,155	109,232

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures (Unaudited)
(US Dollars in Thousands, Except per Share Data and Percentage)

	Three Months Ended June 30, 2012				Three Months Ended June 30, 2011
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$45,869	$(51)	(a)	$45,818	$40,429	$(489)	(a)	$39,940
Gross profit	16,217	51	(a)	16,268	18,973	489	(a)	19,462
Operating expenses	12,741	(1,007)	(a)	11,734	15,289	(4,599)	(a)	10,690
Operating income	3,476	1,058	(a)	4,534	3,684	5,088	(a)	8,772
Net income	2,414	1,058	(a)(d)	3,472	2,884	5,088	(a)	7,972
Net gross margin	26.1%	0.1%	(b)	26.2%	31.9%	0.8%	(b)	32.7%
Net operating margin	5.6%	1.7%	(a)	7.3%	6.2%	8.6%	(a)	14.8%
Net margin	3.9%	1.7%	(a)	5.6%	4.9%	8.6%	(a)	13.5%
Diluted EPS	$0.01	$0.01	(c)	$0.02	$0.01	$0.03	(c)	$0.04
Diluted EPADS	$0.05	$0.02	(c)	$0.07	$0.06	$0.10	(c)	$0.16

	Six Months Ended June 30, 2012				Six Months Ended June 30, 2011
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$90,298	$(107)	(a)	$90,191	$80,071	$(972)	(a)	$79,099
Gross profit	28,911	107	(a)	29,018	32,897	972	(a)	33,869
Operating expenses	27,048	(3,191)	(a)	23,857	26,432	(6,872)	(a)	19,560
Operating income	1,863	3,298	(a)	5,161	6,469	7,844	(a)	14,313
Net income	1,576	3,298	(a)(d)	4,874	5,218	7,844	(a)(d)	13,062
Net gross margin	24.3%	0.1%	(b)	24.4%	29.1%	0.9%	(b)	30.0%
Net operating margin	1.6%	2.8%	(a)	4.3%	5.7%	6.9%	(a)	12.6%
Net margin	1.3%	2.8%	(a)	4.1%	4.6%	6.9%	(a)	11.5%
Diluted EPS	$0.01	$0.02	(c)	$0.03	$0.03	$0.04	(c)	$0.07
Diluted EPADS	$0.03	$0.07	(c)	$0.10	$0.11	$0.16	(c)	$0.27

Notes:

(a) The non-GAAP adjustments include share-based compensation expenses, amortization expense related to intangible assets acquired for business acquisition and changes in fair value of contingent consideration, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process

(b) Adjustments to exclude acquisition-related intangible asset amortization expense and share-based compensation recorded in cost of sales of $51, $489, $107 and $972 for the three-month periods ended June 30, 2012 and 2011, and the six-month periods ended June 30, 2012 and 2011, respectively.

(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d) Net income refers to net income attributable to Camelot.

###

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: August 20, 2012